Exhibit 99.1

May 17, 2017

CONFIDENTIAL

VIA EMAIL AND FEDEX

Members of the Board of Directors

Norsat International Inc.

Attention: Dr. Amiee Chan

Director, President and Chief Executive Officer

110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Amiee and Members of the Board of Directors,

Privet Fund LP, acting through Privet Fund Management LLC (collectively, “Privet”), is currently the largest shareholder of Norsat International Inc. (“Norsat” or the “Company”), owning approximately 17.6% of the total outstanding shares of the Company. We are pleased to present this proposal (the “Proposal”) to acquire Norsat for US$11.00 per share in cash. We specifically highlight to the Board that our price is higher than the price in the Existing Arrangement Agreement (as defined below) by US$0.75 per share. As our Proposal provides increased consideration to shareholders on more advantageous terms1, we are confident that the Proposal constitutes a “Superior Proposal” as defined in the Existing Arrangement Agreement.

Transaction Overview

Privet proposes to acquire 100% of the fully diluted shares of the Company for US$11.00 per share in cash, payable at closing. Privet anticipates the transaction will be structured as a plan of arrangement, pursuant to the Business Corporations Act of British Columbia, identical to the current structure agreed to by the Company pursuant to its existing March 24, 2017 Arrangement Agreement with Hytera Communications Co. (“Hytera”) (the “Existing Arrangement Agreement”).

Financing and Approvals

Privet will provide all of the equity capital necessary for the Proposal; please see the form of Equity Commitment Letter and Sponsor Guarantee, attached to this proposal as Exhibit A and Exhibit B, respectively. In addition, Privet has obtained a Debt Commitment Letter from Bank of Montreal, which is attached as Exhibit C to this Proposal. The Principals of Privet have approved the Proposal and Privet does not require additional internal or external approvals to move forward. We anticipate that the required regulatory approvals would

1 Among other material differences, Privet’s proposal does not require internal approvals nor does it require approval from the People’s Republic of China. More significantly, Privet’s proposed transaction will not be subject to a condition that dissenter’s right not exceed a specified threshold. In fact, our proposed form of Arrangement Agreement contains a covenant by Privet to vote its entire 17.6% stake in favor of the deal, providing virtual certainty with respect to obtaining the required shareholder approval. Also of note, under the terms of our proposed Arrangement Agreement, the Company will not owe the $2 million termination payment if our Arrangement Agreement is terminated due to the transaction not closing by the Outside Date (absent a breach by the Company) or if the Arrangement Agreement fails to receive the requisite shareholder approval.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

not materially impact the timing or certainty of the transaction2 . Furthermore, given Privet’s substantial existing ownership we are highly confident that shareholder approval will be readily obtained.

Due Diligence and Timing

Privet and its advisors have been granted access to the Company’s data room and have completed applicable financial and legal diligence. We are prepared to move expeditiously to execute a definitive acquisition agreement that includes terms and conditions substantially similar to the Existing Arrangement Agreement. Our proposed form of Arrangement Agreement (the “Arrangement Agreement”) is attached as Exhibit D to this Proposal and we are prepared to deliver signature pages to the Arrangement Agreement and related documents if the Company’s Board of Directors determines that this Proposal constitutes a “Superior Proposal” (as defined in the Existing Arrangement Agreement).

In the event the Company’s Board of Directors (i) determines that this Proposal constitutes a “Superior Proposal”, and (ii) submits an application on behalf of Privet for SADI Approval, Privet agrees not to withdraw this Proposal while such SADI Approval is pending and until the Arrangement Agreement is executed; provided, however, Privet’s obligation under this sentence shall terminate on the earlier of the date on which (1) the parties mutually agree in writing, (2) the Industrial Technology Office of Innovation, Science and Economic Development Canada notifies the Company or Privet that it will not grant SADI Approval, (3) July 15, 2017 or (4) Hytera agrees to amend the terms of the Existing Arrangement Agreement and the Company determines that this Proposal no longer continues to be a Superior Proposal when assessed against the Existing Arrangement Agreement, as proposed to be amended.

Except as set forth in the foregoing sentence, for the avoidance of doubt, no binding obligation on the part of Privet or the Company shall arise with respect to this Proposal or any possible Transaction unless and until a definitive acquisition agreement satisfactory to Privet and the Company is executed and delivered.

We and our legal advisors are available to discuss this Proposal at your convenience. Please do not hesitate to contact any of the individuals below should you need any additional information or clarification.

2 Concurrent with the delivery of this proposal, Privet’s counsel is providing Norsat’s advisors with previously requested materials relating to the SADI approval process.

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Privet Fund Management LLC	Bryan Cave LLP
Ryan Levenson	Rick Miller
Managing Member	Partner
79 West Paces Ferry Road	1201 W. Peachtree St., NW
Suite 200-B	One Atlantic Center, 14th Floor
Atlanta, GA 30305	Atlanta, GA 30309
Telephone: 404.419.2670	Telephone: 404.572.6787
E-mail: ryanl@privetfund.com	E-mail: rick.miller@bryancave.com

SkyLaw Professional Corporation
Kevin R. West
Partner
3 Bridgman Avenue, Suite 204
Toronto, ON Canada M5R 3V4
Telephone: 416.759.5299
E-mail: kevin.west@skylaw.ca

Sincerely,

Ryan Levenson
Managing Member
Privet Fund Management LLC

3	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305